08004181

DarkBlueSea
DIRECT NAVIGATION EXPERTS

22 July 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Dear Ladies and Gentlemen:

Re: Dark Blue Sea Limited
SEC File Number 82-34920

In order to maintain the company's 12g3-2(b) exemption, the company wishes to notify the Securities and Exchange Commission that the company will post the information required to be furnished pursuant to Rule 12g3-2(b)(1)(i) electronically on the company's website at http://www.darkbluesea.com.

Please do not hesitate to contact me if you require any further assistance.

Yours sincerely,

Greg Platz
Chief Financial Officer

END

Level 10, 243 Edward Street, Brisbane QLD 4000, Australia
G.P.O. Box 278, Brisbane 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61(0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796